SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

          Under the Securities and Exchange Act of 1934
                       (Amendment No. 5)*

                           Salomon Inc
                        (Name of Issuer)

        Common Stock (upon conversion of Preferred Stock)
                 (Title of Class of Securities)

                           0007954981
                         (CUSIP Number)

                        Warren E. Buffett
                     Berkshire Hathaway Inc.
            1440 Kiewit Plaza, Omaha, Nebraska  68131
                         (402) 346-1400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           May 4, 1994
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))
                        Page 1 of 8 Pages
CUSIP No. 0007954981           13D              Page 2 of 8 Pages

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               Warren E. Buffett, ###-##-####

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source of Funds:
               AF

5        Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               United States citizen

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               700,000 shares Preferred Stock (See Item 5)
               6,433,600 shares Common Stock (See Item 5)

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               700,000 shares Preferred Stock (See Item 5)
               6,433,600 shares Common Stock (See Item 5)

11       Aggregate amount beneficially owned by each Reporting
         Person:
               700,000 shares Preferred Stock
               6,433,600 shares Common Stock

12       Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

13       Percent of class represented by amount in row (11):
               19.99%

14       Type of Reporting Person*:
               IN
CUSIP No. 0007954981           13D              Page 3 of 8 Pages

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               Berkshire Hathaway Inc., 04-2254452

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source of Funds:
               AF, BK

5        Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Delaware corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               700,000 shares Preferred Stock (See Item 5)
               6,433,600 shares Common Stock (See Item 5)

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               700,000 shares Preferred Stock (See Item 5)
               6,433,600 shares Common Stock (See Item 5)

11       Aggregate amount beneficially owned by each Reporting
         Person:
               700,000 shares Preferred Stock
               6,433,600 shares Common Stock

12       Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

13       Percent of class represented by amount in row (11):
               19.99%

14       Type of Reporting Person*:
               HC, CO
CUSIP No. 0007954981           13D              Page 4 of 8 Pages

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               National Indemnity Company, 47-0355979

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source of Funds:
               WC

5        Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               401,000 shares Preferred Stock
               6,433,600 shares Common Stock

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               401,000 shares Preferred Stock
               6,433,600 shares Common Stock

11       Aggregate amount beneficially owned by each Reporting
         Person:
               401,000 shares Preferred Stock
               6,433,600 shares Common Stock

12       Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

13       Percent of class represented by amount in row (11):
               13.67%

14       Type of Reporting Person*:
               IC
CUSIP No. 0007954981           13D              Page 5 of 8 Pages

         The following items of Schedule 13D filed by Berkshire
Hathaway Inc. ("Berkshire") and the other persons filing this
Schedule 13D are amended to update previously reported information, as follows:


Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds expended by all of the companies filing this Schedule 13D for shares of the Series A Cumulative Convertible Preferred Stock of Salomon Inc (the "Preferred Stock") was approximately $700,000,000. The aggregate amount of funds expended by National Indemnity Company for shares of Common Stock of Salomon Inc was approximately $314,622,621. Working capital of each of the purchasing companies was used, except that Berkshire borrowed $42,000,000 from the First National Bank of Boston in connection with the purchase of the Preferred Stock in 1987.


Item 4.  Purpose of Transaction.

         The purchase agreement (the "Purchase Agreement") dated September 27, 1987 pursuant to which Berkshire and its subsidiaries purchased the Preferred Stock provides that, prior to October 1, 1994, Berkshire will not purchase additional shares of Salomon voting securities that would give Berkshire an aggregate of 20% or more of the outstanding voting securities of Salomon without the approval of Salomon's Board of Directors. In response to Berkshire's request that Salomon's Board of Directors approve purchases exceeding such limitation prior to October 1, 1994, Salomon's Board of Directors on May 4, 1994 terminated the 20% limitation.

         Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), Berkshire is permitted to acquire and hold voting securities of Salomon comprising up to 24.99% of the total outstanding voting securities of Salomon without any additional filing under the HSR Act, so long as any such purchases are consummated before September 4, 1998.

         All purchases of Salomon Common and Preferred Stock, including the recent purchases by National Indemnity Company reported in Item 5, have been for the purpose of acquiring shares for investment. These recent purchases, combined with the shares of Common and Preferred Stock previously held, increase the total voting securities of Salomon held by the persons filing this Schedule to approximately 19.99% of the total outstanding.

         The persons filing this Schedule may purchase additional shares of Salomon stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. While the persons



CUSIP No. 0007954981           13D              Page 6 of 8 Pages

filing this Schedule have no present plans to sell any voting securities of Salomon, they could determine, based upon the same set factors just listed, to sell some or all of the Salomon shares held by them.

         Other than as discussed above, the persons filing this Schedule have no plans or proposals that relate to or would result in the acquisition by any person of additional securities of Salomon, or the disposition of securities of Salomon; an extraordinary corporate transaction involving Salomon or any of its subsidiaries; a sale or transfer of a material amount of assets of Salomon or any of its subsidiaries; a change in the present Board of Directors or management of Salomon; a material change in the present capitalization or dividend policy of Salomon; any other material change in Salomon's business or corporate structure; changes in Salomon's charter or bylaws or other actions that might impede the acquisition of control of Salomon by any other person; causing securities of Salomon to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing securities of Salomon to be eligible for termination of registration pursuant to the Securities Exchange Act of 1934; or any other similar action.

         All other information responsive to Item 4 remains as previously reported, except as amended hereby.


Item 5.   Interest in Securities of the Issuer.

         a. The following table sets forth the aggregate number of shares of Preferred Stock, the number of shares of Common Stock, and the percentage of the voting stock of Salomon Inc beneficially owned by each of the persons named in Item 2 directly owning such stock, and by Warren E. Buffett and Berkshire Hathaway Inc.:

CUSIP No. 0007954981           13D              Page 7 of 8 Pages

                        Preferred                    Percent of
Name                      Shares    Common Shares   Voting Shares

Warren E. Buffett        700,000*     6,433,600*           19.99%
Berkshire Hathaway Inc.  700,000*     6,433,600*           19.99%
National Indemnity Co.   401,000      6,433,600            13.67%
National Fire and Marine
  Insurance Co.           60,000            -                1.2%
Columbia Insurance Co.   100,000            -                2.0%
Cypress Insurance Co.     10,000            -                0.2%
Oak River Insurance
  Company**                7,000            -                0.1%
Cornhusker Casualty Co.    9,000            -                0.2%
National Liability &
  Fire Insurance Co.      13,000            -                0.3%
Wesco Financial Corp.     50,000            -                1.0%
Wesco-Financial Insurance 50,000            -                1.0%
  Co.                  ________       __________           _____
         TOTAL           700,000      6,433,600            19.99%

*Warren E. Buffett may be deemed to control Berkshire Hathaway Inc., which controls each of the companies with record ownership of the stock. Both Mr. Buffett and Berkshire thus may be considered to have beneficial ownership of the entire amount of Preferred and Common Stock owned by all of the persons filing this Schedule.

**Successor to Kansas Fire & Casualty Company.

         b. Each of the companies named in Item 5(a) has both voting and investment power with respect to the shares indicated for it. However, Warren E. Buffett, Chairman of the Board of Berkshire Hathaway Inc., who may be deemed to control the companies named in Item 5(a), directs the investments and voting of each company. Thus, Mr. Buffett and Berkshire Hathaway Inc. share voting power and investment power with respect to the shares of Salomon Inc owned by each of the companies named in
Item 5(a).

         c. The following transactions, all of which were open-market purchases of Common Stock, were effected during the past sixty (60) days by the persons filing this Schedule:

Company Purchasing          Date      # of Shares    Price

National Indemnity Co.     4/04/94       29,800     $47.4308
                           4/20/94       11,500      48.9195
                           4/21/94       20,000      48.9250
                           4/26/94      165,000      49.5490
                           4/28/94      192,300      48.7078

         d.    Not applicable.

         e.    Not applicable.

CUSIP No. 0007954981           13D              Page 8 of 8 Pages

         After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

         Dated this 5th day of May, 1994.




/s/Warren E. Buffett
Warren E. Buffett


BERKSHIRE HATHAWAY INC.            NATIONAL INDEMNITY COMPANY



By/s/Warren E. Buffett             By/s/ Warren E. Buffett
  Warren E. Buffett                  Warren E. Buffett
  Chairman of the Board              Chairman of the Board


NATIONAL FIRE AND MARINE           COLUMBIA INSURANCE COMPANY
  INSURANCE COMPANY



By/s/Warren E. Buffett             By/s/ Warren E. Buffett
  Warren E. Buffett                  Warren E. Buffett
  Chairman of the Board              Chairman of the Board


CYPRESS INSURANCE COMPANY, CORNHUSKER CASUALTY COMPANY, OAK RIVER
INSURANCE COMPANY, NATIONAL LIABILITY & FIRE INSURANCE COMPANY,
WESCO-FINANCIAL INSURANCE COMPANY, and WESCO FINANCIAL
CORPORATION.


                                   By/s/ Warren E. Buffett
                                     Warren E. Buffett
                                     Attorney-in-Fact